Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Xenia Hotels & Resorts, Inc.:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

The audit report contains an explanatory paragraph related to Xenia Hotels & Resorts, Inc.’s change in method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP
Orlando, Florida
August 19, 2020